Caledonia Mining Corporation

Condensed interim consolidated financial statements of

Caledonia Mining Corporation

For the nine month period ended September 30, 2011

(Unaudited)

These are the Group’s third set of condensed interim consolidated financial statements prepared in accordance with IFRS and IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied.

Caledonia Mining Corporation

For the nine month period ended September 30, 2011

Table of contents

Letter to shareholders	3
Condensed consolidated statements of comprehensive income (loss)	4
Condensed consolidated statements of financial position	5
Condensed consolidated statements of changes in equity	6-7
Condensed consolidated statements of cash flows	8
Notes to the condensed consolidated financial statements	9-46
Corporate directory	47-48

Caledonia Mining Corporation

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

To the Shareholders of Caledonia Mining Corporation (the “Company”):

Management has prepared the information and representations in this report. The Unaudited Condensed Consolidated Financial Statements and related notes have been prepared using accounting policies consistent with IFRS and in accordance with International Accounting Standard 34 (“IAS 34”) – Interim Financial Reporting, and, where appropriate, these statements include some amounts that are based on best estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

Financial information used elsewhere is consistent with that in the financial statements. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

The Company maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced.

Management have determined that as a result of the relatively small size of the Company’s head office finance department personnel, that in respect of the Internal Controls over Financial Reporting (“ICFR”) assessment, there were limited resources to adequately segregate duties and to permit or necessitate the comprehensive documentation of all policies and procedures that form the basis of an effective design of ICFR.

In order to mitigate the risk of material misstatement in the Company’s consolidated financial statements, the Company has implemented additional cash flow reviews and monitoring controls at head office on a monthly basis. As part of their monitoring and oversight role the Audit Committee performs additional analysis and other post-closing procedures. No material exceptions were noted based on the additional procedures and no evidence of fraudulent activity was found.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three unrelated directors. This Committee meets periodically with management and the external auditors to review accounting, auditing, internal control and financial reporting matters.

These third quarter financial statements have not been reviewed by the Company’s auditors.

These unaudited Financial Statements were authorised for release by the Board of Directors on November 07, 2011.

S. E. Hayden	S. R. Curtis
President and Chief Executive Officer	Vice-President, Finance and Chief Financial Officer

Caledonia Mining Corporation

Condensed consolidated statements of comprehensive income and (loss)
Unaudited (In thousands of Canadian dollars)		For the 3 months ended September 30		For the 9 months ended September 30
	Note	2011	2010	2011	2010
		$	$	$	$

Revenue		16,517	6,357	39,733	14,970
Less: Royalty		743	223	1,791	515
Production costs		5,763	3,915	15,883	9,669
Depreciation		647	612	1,853	1,772
Gross profit		9,364	1,607	20,206	3,014

General and administrative expenses	4	910	527	3,587	1,423
Share-based payment	11	-	354	1,102	354
		910	881	4,689	1,777

Finance income		2	60	3	223
Finance expense		(14)	(44)	(193)	(200)
Net finance (costs)/income		(12)	16	(190)	23
Profit before income tax		8,442	742	15,327	1,260

Income tax expense	5	2,292	-	4,404	3
Profit for the period		6,150	742	10,923	1,257

Other comprehensive (loss)/income
Foreign currency translation differences for foreign operations		2,152	-	1,077	1
Total comprehensive income for the period		8,302	742	12,000	1,258

Earnings per share (Cents)	12
Basic earnings per share		1.23	0.1	2.18	0.3
Diluted earnings per share		1.13	0.1	2.01	0.3

The accompanying notes are an integral part of these financial statements

Caledonia Mining Corporation

Condensed consolidated statements of financial position
Unaudited (In thousands of Canadian dollars)
As at		September 30,	December 31,
	Note	2011	2010
		$	$
Assets
Property, plant and equipment	6	34,561	28,343
Other investments	7	5	5
Total non-current assets		34,566	28,348

Inventories	8	3,413	2,620
Prepayments		87	93
Trade and other receivables	9	5,111	2,314
Cash and cash equivalents		6,847	1,145
Total current assets		15,458	6,172
Total assets		50,024	34,520
Liabilities
Deferred tax liability		6,107	5,151
Provisions	14	2,140	1,919
Total non-current liabilities		8,247	7,070

Trade and other payables	15	5,816	3,882
Bank overdraft	10	-	747
Total current liabilities		5,816	4,629

Total liabilities		14,063	11,699
Equity
Share capital	11	196,163	196,125
Capital reserve		14,170	14,170
Contributed surplus		3,407	2,305
Accumulative other comprehensive (loss)		(6,905)	(7,982)
Deficit		(170,874)	(181,797)
Capital and reserves		35,961	22,821
Total equity and liabilities		50,024	34,520

Approved on behalf of the Board on November 07, 2011

“Signed”	“Signed”
S. E. Hayden	Robert W. Babensee

The accompanying notes are an integral part of these financial statements

Caledonia Mining Corporation

Condensed consolidated statements of changes in equity

Unaudited

(In thousands of Canadian dollars)

		Share Capital		Capital Reserve		Contributed Surplus		Accumulative other Comprehensive (loss)	Deficit	Total
	$		$	$	$	$	$

Balance at January 1, 2010		196,125		14,170		1,951		(6,441)	(183,405)	22,400

Share-based compensation expense		—		—		354		—	—	354
Foreign currency translation differences		—		—		—		(259)		(259)
Profit		—		—		—		1,257	1,257
Balance at September 30, 2010		196,125		14,170		2,305		6,700	(182,148)	23,752

The accompanying notes are an integral part of these financial statements

Caledonia Mining Corporation

Condensed consolidated statements of changes in equity
Unaudited
(In thousands of Canadian dollars)

	Share Capital	Capital Reserve	Contributed Surplus	Accumulative other Comprehensive (loss)	Deficit	Total
	$	$	$	$	$	$

Balance at January 1, 2010	196,125	14,170	1,951	(6,441)	(183,405)	22,400
Share-based compensation expense	-	-	354	-	-	354
Reclassification to net income on sale of investment	-	-	-	(45)	-	(45)
Foreign currency translation differences	-	-	-	(1,496)	-	(1,496)
Profit	-	-	-	-	1,608	1,608
Balance at December 31, 2010	196,125	14,170	2,305	(7,982)	(181,797)	22,821
Shares issued (Note 11)	38	-	-	-	-	38
Share-based compensation expense	-	-	1,102	-	-	1,102
Foreign currency translation differences	-	-	-	1,077	-	1,077
Profit	-	-	-	-	10,923	10,923
Balance at September 30, 2011	196,163	14,170	3,407	(6,905)	(170,874)	35,961

The accompanying notes are an integral part of these financial statements

Caledonia Mining Corporation

Condensed consolidated statements of cash flows
Unaudited (In thousands of Canadian dollars)		For the 9 months ended September 30
	Note	2011	2010
		$	$
Cash flows from operating activities
Profit for the period		10,923	1,257
Adjustments for:
Reconcile net cash from operations	16	8,288	2,093
Changes in non-cash working capital	16	(1,651)	(502)
Cash generated from operations		17,560	2,848
Income tax paid		(3,448)	(3)
Net cash from operating activities		14,112	2,845

Cash flows from investing activities
Property, plant and equipment additions		(7,511)	(4,177)
Sale of investment		-	51
Net cash used in investing activities		(7,511)	(4,126)

Cash flows from financing activities
Bank overdraft increase/(decrease)		(747)	1,092
Finance expense		(193)	(200)
Finance income		3	223
Shares issued		38	-
Net cash from (used in) financing activities		(899)	1,115
Net increase/(decrease) in cash and cash equivalents		5,702	(166)
Cash and cash equivalents at beginning of period		1,145	1,623
Cash and cash equivalents at end of period,		6,847	1,457

The accompanying notes are an integral part of these financial statements

Caledonia Mining Corporation

Notes to the Condensed Consolidated Financial Statements
For the nine month period ended September 30, 2011 and 2010
Unaudited
(figures in thousands of Canadian dollars unless otherwise stated)

1	Reporting entity

Caledonia Mining Corporation (the “Company”) is a company domiciled in Canada. The address of the Company’s registered office is Suite 1201, 67 Yonge Street, Toronto, Ontario M5E 1J8 Canada. The consolidated financial statements of the Company as at September 30, 2011 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). The Group primarily is involved in the operation of a gold mine, acquisition, exploration and development of mineral properties for the exploration of base and precious metals.

2	Basis of preparation

(a) Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board and using the accounting policies the Company expects to adopt in its consolidated financial statements as at and the for the year ending December 31, 2011. These third quarter condensed consolidated financial statements form part of the set of the Group’s first condensed interim consolidated financial statements prepared in accordance with IFRS and IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied. An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Group is provided in Note 21.

These condensed interim consolidated financial statements were authorised for issue by the Board of Directors on November 07, 2011. Any subsequent changes to IFRS that are given effect in the Company's annual consolidated financial statements for the year ending December 31, 2011 could result in restatement of these condensed interim consolidated financial statements, including the transition adjustments recognized on change-over to IFRS.

These condensed interim consolidated financial statements should be read in conjunction with the Company's 2010 annual consolidated financial statements prepared in accordance with pre-changeover Canadian generally accepted accounting principles ("GAAP") and in consideration of the IFRS transition disclosures included in Note 21.

(b) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis.

(c) Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is also the Company’s functional currency. All financial information presented in Canadian dollars, unless otherwise noted, has been rounded to the nearest thousand.

Caledonia Mining Corporation

Notes to the Condensed Consolidated Financial Statements
For the nine month period ended September 30, 2011 and 2010
Unaudited
(figures in thousands of Canadian dollars unless otherwise stated)

(d) Use of estimates and judgements

Caledonia makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the condensed interim financial statements within the next financial year are discussed below:

i)                 Rehabilitation Provisions

Rehabilitation provisions have been created based on the Company’s internal estimates. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed regularly by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation costs which will reflect the market condition at the time of the rehabilitation costs when these are actually incurred.  The final cost of the currently recognized rehabilitation provisions may be higher or lower than currently provided for.

The discount rate currently applied in the calculation of the net present value of the provision is 1.7%.

ii)                Exploration and Evaluation Expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If, after expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written off in the profit or loss in the period the new information becomes available.

Caledonia Mining Corporation

Notes to the Condensed Consolidated Financial Statements
For the nine month period ended September 30, 2011 and 2010
Unaudited
(figures in thousands of Canadian dollars unless otherwise stated)

iii)              Title to Mineral Property Interests

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

iv)              Income Taxes

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company records its best estimate of the tax liability including any potential related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

In addition, the Company recognizes deferred tax assets relating to tax losses carried forward to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized. However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.

v)               Share-based Payment Transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in note 11.

vi)              Impairments

At each accounting period end the Company determines if impairment indicators exist, and if present, performs an impairment review of the non-monetary assets held in the Group. The exercise is subject to various judgement decisions and estimates. Financial assets are also reviewed regularly for impairment. Further details of the judgements and estimates made for these reviews are set out in Note 3(g).

Caledonia Mining Corporation

Notes to the Condensed Consolidated Financial Statements
For the nine month period ended September 30, 2011 and 2010
Unaudited
(figures in thousands of Canadian dollars unless otherwise stated)

vii)            Functional currency

The functional currency of each company in the Group is determined after considering various primary and secondary indicators which require management to make numerous judgement decisions. The determination of the functional currency will have a bearing on the translation process and ultimately the accumulated foreign currency adjustment.

(e) Going concern

The ability of the Company to recover the amounts shown for its capital assets and mineral properties is dependent upon the existence of economically recoverable reserves and the ability of the Company to obtain the necessary financing to complete exploration and development and future profitable production or proceeds from the disposition of such capital assets and mineral properties.

The Company operates in a number of Southern African countries, its interests in the various properties may be subject to sovereign risks, including political and economic instability, government regulations relating to mining, currency fluctuations and inflation, all or any of which may impede the Company's activities in these areas or may result in the impairment or loss of part or all of the Company's interest in the properties.

These consolidated financial statements have been prepared on the basis of a going concern, which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent upon continued operating profitable operations, realising proceeds from the disposal of mineral properties and obtaining sufficient financing to meet its liabilities and its obligations with respect to operating expenditures and expenditures required on its mineral properties.

3	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and in preparing the opening IFRS statement of financial position at January 1, 2010 for the purposes of the transition to IFRS, unless otherwise indicated. The accounting policies have been applied consistently by the Group entities.

(a) Basis of consolidation

          (i) Subsidiaries

Subsidiaries are entities controlled by the Group. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Group.

Caledonia Mining Corporation

Notes to the Condensed Consolidated Financial Statements
For the nine month period ended September 30, 2011 and 2010
Unaudited
(figures in thousands of Canadian dollars unless otherwise stated)

          (ii) Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealised income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(b) Foreign currency

(i) Presentation currency

The Company’s presentation currency is the Canadian dollar (“C$”). The functional currencies of Caledonia Mining Corporation and its subsidiaries are the Canadian dollar, US dollar and South African Rand (“ZAR”). These consolidated financial statements have been translated into the Canadian dollar in accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates. This standard requires that assets and liabilities be translated using the exchange rate at period end, and income, expenses and cash flow items are translated using the rate that approximates the exchange rates at the dates of the transactions (i.e. the average rate for the period).

All resulting translation differences are reported as a separate component of shareholders’ equity titled “Accumulated other comprehensive income (loss)”.

(ii) Foreign currency translation

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each statement of financial position date, monetary assets and liabilities are translated using the period end foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. All gains and losses on translation of these foreign currency transactions are included in the consolidated statement of comprehensive income.

(c) Financial instruments

          (i) Non-derivative financial assets

The Group initially recognises loans, receivables and deposits on the date that they are originated. All other financial assets (including assets designated at fair value through profit or loss) are recognised initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

Caledonia Mining Corporation

Notes to the Condensed Consolidated Financial Statements
For the nine month period ended September 30, 2011 and 2010
Unaudited
(figures in thousands of Canadian dollars unless otherwise stated)

The Group derecognises a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognised as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

The Group has the following non-derivative financial assets: loans and receivables, cash and cash equivalents, and available-for sale financial assets.

          Loans and receivables

Loans and receivables are initially recognized at the transaction value and subsequently carried at amortized cost less impairment losses. The impairment loss of receivables is based on a review of all outstanding amounts at period end. Bad debts are written off during the year in which they are identified. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less.

          Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available- for-sale and that are not classified in any of the previous categories. The Group’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets.

Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for sale equity instruments, are recognised in other comprehensive income and presented within equity in the fair value reserve. When an investment is derecognised, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

          (ii) Non-derivative financial liabilities

Financial liabilities (including liabilities designated at fair value through profit or loss) are recognised initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument. The Group derecognises a financial liability when its contractual obligations are discharged or cancelled or expire.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

The Group has the following non-derivative financial liabilities: bank overdraft and trade and other payables.

Such financial liabilities are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortised cost using the effective interest method.

(d) Share capital

          Common shares

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognised as a deduction from equity, net of any tax effects.

(e) Property, plant and equipment

          (i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on qualifying assets for which the commencement date for capitalisation is on or after January 1, 2009.

All direct costs related to the acquisition, exploration and development of mineral properties are capitalized until the properties to which they relate are ready for their intended use, sold, abandoned or management has determined there to be impairment. If economically recoverable ore reserves are developed, capitalized costs of the related property are reclassified as mineral properties being depleted and depreciated.

Purchased software that is integral to the functionality of the related equipment is capitalised as part of that equipment.

Caledonia Mining Corporation

Notes to the Condensed Consolidated Financial Statements
For the nine month period ended September 30, 2011 and 2010
Unaudited
(figures in thousands of Canadian dollars unless otherwise stated)

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment. Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognised net within other income in profit or loss.

          (ii) Subsequent costs

The cost of replacing a part of an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group, and its cost can be measured reliably. The carrying amount of the replaced part is derecognised. The costs of the day-to-day servicing of property, plant and equipment are recognised in profit or loss as incurred.

          (iii) Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value. Depreciation is recognised in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. On commencement of commercial production, depreciation of each mineral property and development is provided for on the unit-of-production basis using estimated proven and probable reserves. Where the total reserves are not determinable because ore bearing structures are open at depth or are open laterally the straight-line method of depreciation is applied over the estimated life of the mine. Land is not depreciated.

The estimated useful lives for the current and comparative periods are as follows:

•	buildings 10 years
•	plant and machinery 10 years
•	fixtures and fittings10 years
•	motor vehicles 4 years
•	computer equipment 4 years

Depreciation methods including life of mine are reviewed at each financial year-end and adjusted if appropriate.

Caledonia Mining Corporation

Notes to the Condensed Consolidated Financial Statements
For the nine month period ended September 30, 2011 and 2010
Unaudited
(figures in thousands of Canadian dollars unless otherwise stated)

(f) Inventories

Consumable stores are measured at the lower of cost and net realisable value. The cost of consumable stores is based on the weighted average cost principle, and includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Consumable stores are reviewed for obsolete items and when a provision is created for such items identified, this provision is netted off the weighted average cost.

In the case of gold in process, cost includes an appropriate share of production overheads based on normal operating capacity. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(g) Impairment

(i) Financial assets (including receivables)

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets (including equity securities) are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Group on terms that the Group would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security. In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

The Group considers evidence of impairment for receivables at specific asset and collective level. All individually significant receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

In assessing collective impairment the Group uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgement as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends. An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognised in profit or loss and reflected in an allowance account against receivables. Interest on the impaired asset continues to be recognised through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Caledonia Mining Corporation

Notes to the Condensed Consolidated Financial Statements
For the nine month period ended September 30, 2011 and 2010
Unaudited
(figures in thousands of Canadian dollars unless otherwise stated)

Impairment losses on available-for-sale investment securities are recognised by transferring the cumulative loss that has been recognised in other comprehensive income, and presented in the fair value reserve in equity, to profit or loss. The cumulative loss that is removed from other comprehensive income and recognised in profit or loss is the difference between the acquisition cost, net of any principal repayment and amortisation, and the current fair value, less any impairment loss previously recognised in profit or loss. Changes in impairment provisions attributable to time value are reflected as a component of finance income.

If, in a subsequent period, the fair value of an impaired available-for-sale debt security increases and the increase can be related objectively to an event occurring after the impairment loss was recognised in profit or loss, then the impairment loss is reversed, with the amount of the reversal recognised in profit or loss. However, any subsequent recovery in the fair value of an impaired available-for-sale equity security is recognised in other comprehensive income.

          (ii) Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit, or CGU”). The Group’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognised if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of CGUs are allocated to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognised.

Caledonia Mining Corporation

Notes to the Condensed Consolidated Financial Statements
For the nine month period ended September 30, 2011 and 2010
Unaudited
(figures in thousands of Canadian dollars unless otherwise stated)

In terms of IFRS, the test for recoverability of Exploration and Evaluation (“E&E”) assets can combine several CGUs as long as the combination is not larger than a segment. The definition of a CGU does, however, change once development activities have begun. There are special impairment triggers for E&E assets. Despite certain relief in respect of impairment triggers and the level of aggregation, the general impairment standards are applied in measuring the impairment of E&E assets. Reversals of impairment losses are permitted.

E&E assets are only assessed for impairment when facts and circumstances suggest that the carrying amount of an E&E asset may exceed its recoverable amount and upon transfer to development assets (therefore no requirement to assess for indication at each reporting date until the entity has sufficient information to reach a conclusion about the commercial viability and technical feasibility of extraction). Indicators of impairment include the following:

•	The entity's right to explore in the specific area has expired or will expire in the near future and is not expected to be renewed
•	Substantive expenditure on further E&E activities in the specific area is neither budgeted nor planned
•	The entity has not discovered commercially viable quantities of mineral resources as a result of E&E activities in the area to date and has decided to discontinue such activities in the specific area
•	Even if development is likely to proceed, the entity has sufficient data indicating that the carrying amount of the asset is unlikely to be recovered in full from successful development or by sale

          (iii) Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. Immediately before classification as held for sale, the assets, or components of a disposal group, are re-measured in accordance with the Group’s accounting policies. Thereafter generally the assets, or disposal group, are measured at the lower of their carrying amount and fair value less cost to sell. Any impairment loss on a disposal group is allocated to the assets and liabilities on pro rata basis, except that no loss is allocated to inventories, financial assets, deferred tax assets or employee benefit assets, which continue to be measured in accordance with the Group’s accounting policies. Impairment losses on initial classification as held for sale and subsequent gains or losses on re-measurement are recognised in profit or loss. Gains are not recognised in excess of any cumulative impairment loss.

Caledonia Mining Corporation

Notes to the Condensed Consolidated Financial Statements
For the nine month period ended September 30, 2011 and 2010
Unaudited
(figures in thousands of Canadian dollars unless otherwise stated)

(h) Employee benefits

          (i) Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognised as an employee benefit expense in profit or loss in the periods during which services are rendered by employees. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that is due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

          (ii) Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees and directors is recognised as compensation expense, with a corresponding increase in equity, over the vesting period of the award. The amount recognised as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met taking into account expected forfeitures, such that the amount ultimately recognised as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the statement of comprehensive income (loss) over the remaining vesting period.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the statement of comprehensive loss/income, unless they are related to the issuance of shares.  Amounts related to the issuance of shares are recorded as a reduction of share capital.

(iii) Short term employee benefits

The cost of all short term employee benefits is recognised during the period in which the employee renders the related service.

(i) Provisions

A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognised as finance cost.

Caledonia Mining Corporation

Notes to the Condensed Consolidated Financial Statements
For the nine month period ended September 30, 2011 and 2010
Unaudited
(figures in thousands of Canadian dollars unless otherwise stated)

          Site restoration

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future rehabilitation cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to mining assets along with a corresponding increase in the rehabilitation provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The rehabilitation asset is depreciated on the same basis as mining assets. The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to mining assets with a corresponding entry to the rehabilitation provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates. Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit and loss for the period. The net present value of restoration costs arising from subsequent site damage that is incurred on an on-going basis during production are charged to profit or loss in the period incurred. The costs of rehabilitation projects that were included in the rehabilitation provision are recorded against the provision as incurred. The cost of on-going current programs to prevent and control pollution is charged against profit and loss as incurred.

(j) Revenue

Revenue from the sale of precious metals is recognized when the metal leaves the mine for delivery to the respective refineries, risk and benefits of ownership are transferred and the receipt of proceeds are substantially assured.

(k) Finance income and finance costs

Finance income comprises interest income on funds invested and gains on the disposal of available-for-sale financial assets. Interest income is recognised as it accrues in profit or loss, using the effective interest method.

Finance costs comprise interest expense on the rehabilitation provisions and impairment losses recognised on financial assets and also includes interest on overdraft balances.

Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognised in profit or loss using the effective interest method.

Caledonia Mining Corporation

Notes to the Condensed Consolidated Financial Statements
For the nine month period ended September 30, 2011 and 2010
Unaudited
(figures in thousands of Canadian dollars unless otherwise stated)

(l) Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognised in profit or loss except to the extent that it relates to a business combination, or items recognised directly in equity or in other comprehensive income. Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously. A deferred tax asset is recognised for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(m) Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for own shares held, for the effects of all dilutive potential common shares, which comprise share options granted to employees and directors.

Caledonia Mining Corporation

Notes to the Condensed Consolidated Financial Statements
For the nine month period ended September 30, 2011 and 2010
Unaudited
(figures in thousands of Canadian dollars unless otherwise stated)

(n) Accounting standards issued but not yet effective

Effective for annual periods beginning on or after July 1, 2011

•	Amendments to IFRS 1 First time Adoption of International Financial Reporting Standards

The IASB has issued Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters: Amendments to IFRS 1. This guidance replaces references to a fixed date of "January 1, 2004" with "the date of transition to IFRSs," thus eliminating the need for companies adopting IFRSs for the first time to restate de-recognition transactions that occurred before the date of transition to IFRSs. This guidance is intended to provide relief for first time adopters of IFRSs from having to reconstruct transactions that occurred before their date of transition to IFRSs. In addition, this guidance provides how an entity should resume presenting financial statements in accordance with IFRSs after a period when the entity was unable to comply with IFRSs because its functional currency was subject to severe hyperinflation. Earlier adoption is permitted.

•	Amendments to IFRS 7 Financial Instruments: Disclosures

Increase in disclosure with regards to the transfer of financial assets, especially if there is a disproportionate amount of transfer transactions that take place around the end of a reporting period.

Effective for annual periods beginning on or after January 1, 2013

•	New standard IFRS 9 Financial Instruments

This new standard is a partial replacement of IAS 39 Financial Instruments: Recognition and Measurement which provides guidance on the classification and measurement of financial assets. Earlier adoption is permitted.

The Company has not early adopted these revised standards and is currently assessing the impact that these standards will have on the consolidated financial statements.

Caledonia Mining Corporation

Notes to the Condensed Consolidated Financial Statements
For the nine month period ended September 30, 2011 and 2010
Unaudited
(figures in thousands of Canadian dollars unless otherwise stated)

4	General and administration

	For the three months ended Sept 30		For the nine months ended Sept 30
	2011	2010	2011	2010
	$	$	$	$
Regional administration office fees reallocated	(34)	72	524	202
Withholding taxes	328	-	1,550	-
Investor relations	132	10	240	88
Costs related to indigenisation in Zimbabwe	326	-	326	-
Management contract fee	174	170	552	507
Audit fee	45	74	243	179
Legal fees	5	10	53	49
Accounting services fees	14	4	36	21
Listing fees	14	43	77	96
Other	(96)	145	(14)	283
	910	527	3,587	1,424

5	Income tax expense

	For the three months ended Sept 30		For the nine months ended Sept 30
	2011	2010	2011	2010
	$	$	$	$
Current period income tax	2,136	-	3,448	3
Deferred tax	156	-	956	-
	2,292	-	4,404	3

Caledonia Mining Corporation

Notes to the Condensed Consolidated Financial Statements
For the nine month period ended September 30, 2011 and 2010
Unaudited
(figures in thousands of Canadian dollars unless otherwise stated)

6	Property, plant and equipment

	Note	Land and buildings	Mineral properties being depleted	Mineral properties not being depleted	Plant and equipment	Fixtures and fittings	Motor vehicles	Total
		$	$	$	$	$	$	$
Cost
Balance at January 1, 2010		3,924	6,950	4,119	12,001	1,055	725	28,774
Additions		111	2,319	630	4,048	45	100	7,253
Disposals		-	-	-	-	-	-	-
Foreign exchange movement		(358)	(269)	(211)	(346)	(17)	(55)	(1,256)
Balance at December 31, 2010		3,677	9,000	4,538	15,703	1,083	770	34,771

Balance at January 1, 2011		3,677	9,000	4,538	15,703	1,083	770	34,771
Additions		-	988	1,850	4,673	-	-	7,511
Disposals		-	-	-	-	-	-	-
Foreign exchange movement		(79)	(348)	(123)	721	64	31	266
Balance at September 30, 2011		3,598	9,640	6,265	21,097	1,147	801	42,548

Caledonia Mining Corporation

Notes to the Condensed Consolidated Financial Statements
For the nine month period ended September 30, 2011 and 2010
Unaudited
(figures in thousands of Canadian dollars unless otherwise stated)

6	Property, plant and equipment (continued)

	Land and buildings	Mineral properties being depleted	Mineral properties not being depleted	Plant and equipment	Fixtures and fittings	Motor vehicles	Total
Depreciation and Impairment losses
Balance at January 1, 2010	-	412	-	2,790	824	359	4,385
Depreciation for the year	-	350	-	2,005	82	80	2,517
Impairment loss	-	-	-	-	-	-	-
Disposals	-	-	-	-	-	-	-
Foreign exchange movement	-	70	-	(487)	(46)	(11)	(474)
Balance at December 31, 2010	-	832	-	4,308	860	428	6,428

Balance at January 1, 2011	-	832	-	4,308	860	428	6,428
Depreciation for the year	-	487	-	1,219	38	109	1,853
Impairment loss	-	-	-	-	-	-	-
Disposals	-	-	-	-	-	-	-
Foreign exchange movement	-	-	-	(320)	21	5	(294)
Balance at September 30, 2011	-	1,319	-	5,207	919	542	7,987

Carrying amounts
At January 1, 2010	3,924	6,538	4,119	9,211	231	366	24,389
At December 31, 2010	3,677	8,168	4,538	11,395	223	342	28,343
At September 30, 2011	3,598	8,321	6,265	15,890	228	259	34,561

Caledonia Mining Corporation

Notes to the Condensed Consolidated Financial Statements
For the nine month period ended September 30, 2011 and 2010
Unaudited
(figures in thousands of Canadian dollars unless otherwise stated)

Recoverability

The recoverability of the carrying amount of the South African and Zambian mineral properties is dependent upon the availability of sufficient funding to have drilled sufficiently large resources on the properties which are of interest to other parties or alternatively to bring the properties into commercial production, the price of the products to be recovered, the exchange rate of the local currency relative to the US dollar and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

7	Other investments

	September 30, 2011	Dec 31, 2010
	$	$

Available for sale financial assets	5	5

The fair value of the shares held in Old Mutual Plc is $5 (2010: $5).

8	Inventories

	September 30, 2011	Dec 31, 2010
	$	$
Consumable stores	3,413	2,037
Gold in process	-	583
	3,413	2,620

Inventory is comprised of gold in process at Blanket and consumable stores utilised by Blanket Mine. Consumable stores are disclosed net of any write downs or provision for obsolete items.

The Company recognised $5,725 in the nine months ended September 30, 2011 ($3,332- September 30, 2010) of consumable stores as an expense.

Caledonia Mining Corporation

Notes to the Condensed Consolidated Financial Statements
For the nine month period ended September 30, 2011 and 2010
Unaudited
(figures in thousands of Canadian dollars unless otherwise stated)

9	Trade and other receivables

	September 30, 2011	Dec 31, 2010
	$	$
Bullion sales receivable	3,336	893
Vat receivable	935	888
Deposits for stores and equipment	840	833
	5,111	2,314

The bullion receivable is received shortly after the delivery of the gold and no provision for non-recovery is required.

In the monetary policy statement announced by the Governor of the Reserve Bank of Zimbabwe (“RBZ”) in February 2009, the debt owing by RBZ to Blanket Mine was converted into a Special Tradable Gold-Backed Foreign Exchange Bond, with a term of 12 months and an 8% interest rate.

At January 1, 2010 the Bond was shown at the estimated recoverable amount of $810. In arriving at this recoverable amount the Company estimated the weighted average probability of the Bond being redeemed over periods of up to 5 years and applied a discount factor of 43%.

The Bond plus interest is guaranteed by RBZ on maturity. Blanket has been unable to sell the Bond at an acceptable discount rate and the RBZ did not redeem the Bond on the initial maturity date nor any subsequently advised maturity dates. As a result of the uncertain redemption date and the lack of information coming from the RBZ, the Bond has been written down to nil whilst Blanket continues to retain legal ownership of the RBZ debt. As at September 30, 2011 the capital value of the Bonds plus accrued interest was US$3,63 million.

10	Bank overdraft

	September 30, 2011	Dec 31, 2010
	$	$
Bank overdrafts used for cash management purposes	-	(747)

The bank overdraft facility of US$2.50 million bears interest at 8% above the 30 day LIBOR rate. The facility is unsecured and valid for a period of 12 months and is renewable. The facility is repayable on demand.

Caledonia Mining Corporation

Notes to the Condensed Consolidated Financial Statements
For the nine month period ended September 30, 2011 and 2010
Unaudited
(figures in thousands of Canadian dollars unless otherwise stated)

11	Capital and reserves

Share capital and share premium

	September 30, 2011	Dec 31, 2010	September 30, 2011	Dec 31, 2010
Authorised
Unlimited number of common shares.
Unlimited number of preference shares.

Issued	Shares		Value
Outstanding shares as at January 1	500,169,280	500,169,280	196,125	196,125
Issued	380,000	-	38	-
Outstanding shares as at September 30	500,549,280	500,169,280	196,163	196,125

Common shares and preference shares

The holders of common shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share at meetings of the Company. Holders of preference shares receive a non-cumulative dividend per share at the Company’s discretion, or whenever dividends to ordinary shareholders are declared. They do not have the right to participate in any additional dividends declared for ordinary shareholders.

Preference shares do not carry the right to vote. All shares rank equally with regard to the Company’s residual assets, except that preference shareholders participate only to the extent of the face value of the shares.

Accumulated other comprehensive income (loss)

The accumulated other comprehensive income(loss) reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations and the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognised or impaired.

Option reserve

The option reserve comprises the cumulative net change in the fair value of the share based compensation until the options are fully vested and exercisable. This is disclosed as contributed surplus.

Caledonia Mining Corporation

Notes to the Condensed Consolidated Financial Statements
For the nine month period ended September 30, 2011 and 2010
Unaudited
(figures in thousands of Canadian dollars unless otherwise stated)

Capital reserve

The capital reserve arises from the Blanket operations and arose in 2009 when the functional currency of the Zimbabwean operations changed to the US dollar and assets and liabilities were revalued as at January 1, 2009.

Share-based payment

Description of the share-based payment arrangements

At September 30, 2011 the Group has the following share-based payment arrangement:

Share option programme (equity-settled)

The Group has established incentive stock option plans (the "Plans") for employees, officers and directors. In accordance with these programmes options are exercisable at the market price of the shares on the date they were granted.

Terms and conditions of share option programme

The terms and conditions relating to the grants of the share option programme and the share appreciation rights are as follows; all options are to be settled by physical delivery of shares. Under the Plan the maximum term of the options is 5 years. Under the Plan the aggregate number of shares that may be issued may not exceed 10% of the number of the shares issued of the Group, at September 30, 2011, the Company has the following options outstanding:

Number of Options	Exercise Price	Expiry Date
	$
9,450,000	0.07	Apr 24, 2012
1,300,000	0.07	May 31, 2012
13,320,000	0.07	Mar 18, 2013
1,000,000	0.07	Jul 1, 2013
210,000	0.07	Apr 29, 2014
500,000	0.07	Mar 23, 2014
16,460,000	0.13	Jan 31, 2016
300,000	0.07	May 11, 2016
42,540,000	0.093

Caledonia Mining Corporation

Notes to the Condensed Consolidated Financial Statements
For the nine month period ended September 30, 2011 and 2010
Unaudited
(figures in thousands of Canadian dollars unless otherwise stated)

Share option programme

The continuity of the options granted, exercised, cancelled and expired under the Plans during 2011 and 2010 are as follows:

	Number of Options	Weighted Avg. Exercise Price
		$
Options outstanding at January 1, 2010	32,580,000	0.1706
Granted	-
Forfeited or expired	-
Options outstanding and exercisable at December 31, 2010	32,580,000	0.07
Granted	16,460,000	0.13
Forfeited or expired	(6,500,000)	0.07
Options outstanding and exercisable at September 30, 2011	42,540,000	0.093

The options noted above, have been granted to directors, officers and employees at exercise prices determined by reference to the market value of the common shares on the date they were granted. The vesting of options is made at the discretion of the board of directors at the time the options are granted. As of September 30, 2011 there are 7,476,928 stock options available to grant (2010:17,436,928).

Employee expenses

	September 30, 2011	September 30, 2010
	$	$
Share options granted in 2010	-	354
Share options granted in 2011	1,102	-
Total share based expense	1,102	354

Caledonia Mining Corporation

Notes to the Condensed Consolidated Financial Statements
For the nine month period ended September 30, 2011 and 2010
Unaudited
(figures in thousands of Canadian dollars unless otherwise stated)

Inputs for measurement of grant date fair values

The fair value of compensation expenses noted above was estimated using the Black-Schöles Option Pricing Model with the following assumptions for the periods ended September 30, 2011 and 2010.

	September 30, 2011	September 30, 2010
Fair value of share options and assumptions
Risk-free interest rate	1.1%	1-2%
Expected dividend yield	Nil	Nil
Expected stock price volatility	60%	45-55%
Expected option life in years	5	1.7 – 5.8
Exercise prise	0.13	0.07
Share price at grant date	0.13	Various
Fair value at grant date	0.067	0.01 - 0.029

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Group’s stock options.

12	Earnings per share

Basic earnings per share

The calculation of basic earnings per share at September 30, 2011 was based on the profit attributable to common shareholders of $10,923 (2010: $1,257), and a weighted average number of common shares outstanding of 500,345 thousand (2010: 500,169 thousand), calculated as follows:

Profit attributable to common shareholders

	For the three months ended September 30		For the nine months ended September 30
	2011	2010	2011	2010
	$	$	$	$
Profit for the period after tax	6,150	742	10,923	1,257
Profit attributable to common shareholders	6,150	742	10,923	1,257
Weighted average number of common shares (basic)	500,549	500,169	500,345	500,169
Weighted average number of common shares (diluted)	543,089	500,169	542,785	500,169

Caledonia Mining Corporation

Notes to the Condensed Consolidated Financial Statements
For the nine month period ended September 30, 2011 and 2010
Unaudited
(figures in thousands of Canadian dollars unless otherwise stated)

Weighted average number of common shares

	September 30,	September 30,
	2011	2010
(In number of shares)
Issued common shares	500,549,280	500,169,280
Weighted average number of common shares	500,345,309	500,169,280

Diluted earnings per share

The calculation of diluted earnings per share at September 30, 2011 was based on the profit attributable to common shareholders of $10,923 (2010: $1,257), and a weighted average number of common shares outstanding of 542,785 thousand (2010: 500,169 thousand), calculated as follows:

Weighted average number of common shares

(In number of shares)	September 30, 2011	June 30, 2010
Weighted average number of common shares (basic)	500,345,309	500,169,280
Effect of options exercisable	42,540,000	-
Weighted average number of common shares (diluted)	542,785,309	500,169,280

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

13	Defined Contribution Pension Plan

Under the terms of the Mining Industry Pension Fund (“Fund”) in Zimbabwe eligible employees contribute a fixed percentage of their eligible earnings to the Fund. Blanket makes a matching contribution plus an inflation levy as a fixed percentage of eligible earnings of these employees. The total contribution by Blanket for the period ended September 30, 2011 was $196 (2010: $156).

Caledonia Mining Corporation

Notes to the Condensed Consolidated Financial Statements
For the nine month period ended September 30, 2011 and 2010
Unaudited
(figures in thousands of Canadian dollars unless otherwise stated)

14	Provisions

Site restoration
$
Balance at January 1, 2010	1,678
Accretion	93
Foreign currency adjustment	148
Balance at December 31, 2010	1,919

Balance at January 1, 2011	1,919
Accretion	16
Foreign currency adjustment	205
Balance at September 30, 2011	2,140

Non-current	2,140
Current	-
2,140

          Site restoration

Deferred expenditure relates to the net present value of the estimated cost of closing down the mine and site and environmental restoration costs. Deferred expenditure costs are capitalised at initial recognition and amortised systematically over the estimated life of the mine. Additional provisions were recognised due to the commencement of mining activities on claims and mine shafts previously not mined.

15	Trade and other payables

	September 30, 2011	Dec 31, 2010
	$	$
Other trade payables	5,119	3,317
Provision for tax	358	-
Non-trade payables and accrued expenses	339	565
	5,816	3,882

Caledonia Mining Corporation

Notes to the Condensed Consolidated Financial Statements
For the nine month period ended September 30, 2011 and 2010
Unaudited
(figures in thousands of Canadian dollars unless otherwise stated)

16.	Reconciling net cash from operations and changes in non-cash working capital

	September 30, 2011	September 30, 2010
	$	$
Asset retirement obligation accretion	16	20
Share-based payments	1,102	354
Finance expense	193	200
Finance income	(3)	(223)
Deferred tax	956	-
Income tax	3,448	3
Depreciation	1,853	1,772
Write down RBZ bond	-	173
Other	723	(206)
Total	8,288	2,093

Trade and other payables	1,935	(43)
Trade and other receivables	(2,798)	(441)
Inventories	(793)	98
Prepayments	5	(116)
Total	(1,651)	(502)

17.	Contingencies

In the Share Sale Agreement dated May 12, 2006 pursuant to which the Group purchased 100% of the shares of Blanket, the Group agreed that it would, as soon as reasonably practicable after the Closing of the Agreement, cause Blanket to implement a share incentive scheme considered by the Directors to be in the best interests of Blanket, pursuant to which a percentage of the shares of Blanket will be deposited in a Trust for the benefit of the management and employees of Blanket. As at September 30, 2011 no scheme had been established, nor were any shares of Blanket deposited in a Trust for the purposes of such a scheme. The Group and the Board of Directors of Blanket have delayed the establishment of the required scheme pending clarity of the anticipated Zimbabwe laws relating to the indigenization of the mining industry, as it is recognized that the Zimbabwean laws once legally in force, will likely have a material impact on the structure of the proposed scheme and the percentage of the issued shares of Blanket required to be put into trust for the purposes of the scheme.

In 2008 the Zimbabwean parliament passed the Indigenization and Economic Empowerment Act 2007 (“Act”) that stipulated that 51% ownership of all companies had to reside in the hands of Indigenous Zimbabwean citizens. In February 2010, Statutory Instrument 21 of 2010 was released which dealt with the regulations around the implementation of the Act. In terms of the regulations Blanket will have to submit an implementation plan which outlines how Blanket proposes to comply with the requirements of the Act within a 5 year period.

Caledonia Mining Corporation

Notes to the Condensed Consolidated Financial Statements
For the nine month period ended September 30, 2011 and 2010
Unaudited
(figures in thousands of Canadian dollars unless otherwise stated)

Blanket submitted its Indigenisation Implementation Plan (“the Plan”) to the Zimbabwe Government on May 9, 2011 in terms of the Indigenisation and Empowerment Act and associated Regulations. During August 2011 the Company was informed that the Government had rejected the Plan. Following further meetings with the Government the Company agreed to prepare a revised Plan based on the outcome of an independent valuation exercise. The revised Plan was presented to the Government in October 2011. The Company has received a written response from the Government requesting further information and clarification. The Company is preparing a document in response to the latest request from the Government.

The Company will continue to monitor the situation and is consulting widely on this issue.

18	Related parties

Transactions with key management personnel

Key management personnel and director transactions.

Certain key management personnel, or their related parties, hold positions in other entities that result in them having control or significant influence over the financial or operating policies of these entities.

A number of these entities completed transactions with the Group in the reporting period. The terms and conditions of the transactions with key management personnel and their related parties were no more favourable than those available, or which might reasonably be expected to be available, on similar transactions to non-key management personnel related entities on an arm's length basis.

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

Nine months ended September 30
	2011	2010
	$	$
Management fees, allowances and bonus paid or accrued to a company which provides the services of the Company’s President	454	416
Rent paid to a Company owned by members of the President’s family	25	29
Legal fees paid to a law firm where a Director is a partner	51	22

(i) The Group has entered into a management agreement with Epicure Overseas S.A. (“Epicure”), a Panamanian Group, for management services provided by the president. The Group is required to pay a base annual remuneration adjusted for inflation and bonuses set out in the agreement. In the event of a change of control of the Group, Epicure can terminate the agreement and receive a lump sum payment equal to 200% of the remuneration for the year in which the change occurs.

Caledonia Mining Corporation

Notes to the Condensed Consolidated Financial Statements
For the nine month period ended September 30, 2011 and 2010
Unaudited
(figures in thousands of Canadian dollars unless otherwise stated)

During June 2011 Epicure subscribed for a private placement for 380,000 common shares for a cash consideration of $34,000.

19	Group entities

		Ownership interest
	Country of incorporation	September 30, 2011	Dec 31, 2010	January 1, 2010
Significant subsidiaries		%	%	%
Caledonia Holdings Zimbabwe ((Pvt) Ltd(Private) Limited	Zimbabwe	100	100	100
Caledonia Mining Services Limited	Zimbabwe	100	100	100
Caledonia Kadola Limited	Zambia	100	100	100
Caledonia Mining (Zambia) Limited	Zambia	100	100	100
Caledonia Nama Limited	Zambia	100	100	100
Caledonia Western Limited	Zambia	100	100	100
Eersteling Gold Mining Corporation Limited	South Africa	100	100	100
Fintona Investments (Proprietary) Limited	South Africa	100	100	100
Greenstone Management Services (Proprietary) Limited	South Africa	100	100	100
Maid O’ Mist (Pty) Ltd	South Africa	100	100	100
Mapochs Exploration (Pty) Ltd	South Africa	100	100	100
Caledonia Holdings (Africa) Limited	Barbados	100	100	100
Blanket (Barbados) Holdings Limited	Barbados	100	100	100
Blanket Mine (1983) (Private) Limited	Zimbabwe	100	100	100

20	Operating Segments

The Group's operating segments have been identified based on geographic areas.

The Group has four geographic segments as described below, which are the Group's strategic business locations. The strategic business locations are managed separately because they require different technology and marketing strategies. For each of the strategic business locations the Company’s CEO reviews internal management reports on at least a quarterly basis. The following geographical areas describe the operations of the Group's geographic segments: Corporate, Zimbabwe, South Africa and Zambia.

Caledonia Mining Corporation

Notes to the Condensed Consolidated Financial Statements
For the nine month period ended September 30, 2011 and 2010
Unaudited
(figures in thousands of Canadian dollars unless otherwise stated)

The accounting policy of the geographic segments is the same as described in notes 2 and 3.

Information regarding the results of each geographic segment is included below. Performance is measured based on segment profit before income and tax, as included in the internal management report that are reviewed by the Group's CEO and CFO. Segment profit and goal performance is used to measure performance as management believes that such information is the most relevant in evaluation the results of certain segments relative to other entities that operate within these industries. Inter-segment pricing is determined on an arm's length basis.

Information about geographic segments

2011	Corporate	Zimbabwe	South Africa	Zambia	Total
	$	$	$	$	$
Revenues	-	39,733	-	-	39,733
Royalty	-	(1,791)	-	-	(1,791)
Production costs	-	(15,124)	(759)	-	(15,883)
Administrative expenses	(2,839)	(1,755)	(319)	-	(4,913)
Depreciation	-	(1,837)	(16)	-	(1,853)
Other expenses	221	3	-	-	224
Finance income	-	-	3	-	3
Finance expense	-	(193)	-	-	(193)
Geographic segment profit before income tax	(2,618)	19,036	(1,091)	-	15,327
Taxation	-	(4,404)	-	-	(4,404)
Geographic segment profit after income tax	(2,618)	14,632	(1,091)	-	10,923
Geographic segment assets:
Current	4,830	8,692	1,893	43	15,458
Non-current	55	26,981	1,320	6,210	34,566
Capital expenditure	-	5,661	-	1,850	7,511
Geographic segment liabilities	648	12,197	1,211	7	14,063

Caledonia Mining Corporation

Notes to the Condensed Consolidated Financial Statements
For the nine month period ended September 30, 2011 and 2010
Unaudited
(figures in thousands of Canadian dollars unless otherwise stated)

2010	Corporate	Zimbabwe	South Africa	Zambia	Total
	$	$	$	$	$
Revenues	-	14,970	-	-	14,970
Royalty	-	(515)	-	-	(515)
Production costs	-	(8,864)	(805)	-	(9,669)
Administrative expenses	(1,470)	(202)	(153)	-	(1,825)
Depreciation	-	(1,754)	(18)	-	(1,772)
Other expenses	(52)	(180)	280	-	48
Finance income	42	180	1	-	223
Finance expense	-	(200)	-	-	(200)
Geographic segment profit before income tax	(1,480)	3,435	(695)	-	1,260
Taxation	-	(3)	-	-	(3)
Geographic segment profit after income tax	(1,480)	3,432	(695)	-	1,257
Geographic segment assets
Current	1,255	5,114	567	43	6,979
Non-current	55	20,701	1,375	4,445	26,576
Capital expenditure	-	3,755	(43)	465	4,177
Geographic segment liabilities	295	9,058	439	7	9,799

21	Explanation of transition to IFRS 1

As stated in note 2(a), these are a part of the Group's first set of consolidated financial statements prepared in accordance with IFRS.

The accounting policies set out in note 3 have been applied in preparing the financial statements for the period ended September 30, 2011,the comparative information presented in these financial statements and in the preparation of an opening IFRS statement of financial position at January 1, 2010 (the Group's date of transition) as previously reported.

IFRS 1 First-time Adoption of International Financial Reporting Standards sets forth guidance for the initial adoption of IFRS. Under IFRS 1 the standards are applied retrospectively at the transitional statement of financial position date with all adjustments to assets and liabilities taken to retained earnings unless certain exemptions are applied. The Company has applied the following exemptions to its opening statement of financial position dated January 1, 2010:

(a) Business Combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS. The Company has taken advantage of this election.

Caledonia Mining Corporation

Notes to the Condensed Consolidated Financial Statements
For the nine month period ended September 30, 2011 and 2010
Unaudited
(figures in thousands of Canadian dollars unless otherwise stated)

(b) Cumulative translation differences

IFRS 1 allows a first-time adopter to not comply with the requirements of IAS 21 The Effects of Changes in Foreign Exchange Rates for cumulative translation differences that existed at the date of transition to IFRS. The Company has chosen to apply this election and has eliminated the cumulative translation difference for Blanket Mine and adjusted retained earnings by the same amount at the date of transition to IFRS.

(c) Share-based payment transactions

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share-based Payments to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. The Company has elected not to apply IFRS 2 to awards that vested prior to January 1, 2010.

(d) Borrowing Costs

The Company has elected to apply the transitional provisions of IAS 23 Borrowing Costs which permits prospective capitalization of borrowing costs on qualifying assets from the Transition Date.

In preparing its opening IFRS statement of financial position, the Group has adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP. An explanation of how the transition from Canadian GAAP to IFRS has affected the Group’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

IFRS employs a conceptual framework that is similar to Canadian GAAP. However, significant differences exist in certain matters of recognition, measurement and disclosure. While adoption of IFRS has not changed the Company’s actual cash flows, it has resulted in changes to the Company’s reported financial position and results of operations. In order to allow the users of the financial statements to better understand these changes, the Company’s Canadian GAAP statement of operations, statement of comprehensive income, statement of financial position and statement of cash flows for the quarter ended September 30, 2011 and the year ended December 31, 2010 have been reconciled to IFRS, with the resulting differences explained.

(A) Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of January 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

Caledonia Mining Corporation

Notes to the Condensed Consolidated Financial Statements
For the nine month period ended September 30, 2011 and 2010
Unaudited
(figures in thousands of Canadian dollars unless otherwise stated)

(B) Property plant and equipment

In accordance with IFRS 1, if a parent company adopts IFRS subsequent to its subsidiary or associate adopting IFRS, the assets and the liabilities of the subsidiary or associate are to be included in the consolidated financial statements at the same carrying amounts as in the financial statements of the subsidiary or associate. The Company’s principal operating subsidiary, Blanket Mine , effectively adopted IFRS in 2009 when it changed its functional currency to the US dollar.

In recent years, Zimbabwe has been a hyperinflationary economy and Caledonia’s Blanket Mine has been specifically impacted by this. As a result of the situation in Zimbabwe, IAS 29 Financial Reporting in Hyperinflationary Economies was not applied because there was neither a reliable price index nor exchangeability of the Zimbabwean Dollar into a stable foreign currency (i.e. US Dollar).

During 2009, the commonly used currency in Zimbabwe changed from Zimbabwean Dollar to US Dollar. As a result, the operations of Blanket Mine ceased to be subject to severe hyperinflation on this date.

Blanket Mine has elected to measure the assets and liabilities of the company at fair value and to use the fair value as the deemed cost of those assets and liabilities in the Blanket Mine’s opening IFRS statement of financial position, being 1 January 2009, and recognise the difference directly as a component of equity in the Capital reserve.

In accordance with IFRS 1 paragraph D17 the Group is required in its consolidated financial statements, to measure the assets and liabilities of the Blanket Mine at the same carrying amounts as in the financial statements of the Blanket Mine, after adjusting for consolidation adjustments and for the effects of the business combination in which the entity acquired the Blanket Mine.

As a consequence of the above , a large difference resulted between the carrying values under Canadian GAAP and IFRS.

With the resultant higher carrying value for Blanket Mine’s fixed assets, and the same application of the same depreciation rates, the depreciation amount under IFRS is much larger than under Canadian GAAP.

(C) Share-based payment

IFRS

• Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value, and the resulting fair value is amortized over the vesting period of the respective tranches.

• Forfeiture estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods.

Caledonia Mining Corporation

Notes to the Condensed Consolidated Financial Statements
For the nine month period ended September 30, 2011 and 2010
Unaudited
(figures in thousands of Canadian dollars unless otherwise stated)

Canadian GAAP

• The fair value of stock-based awards with graded vesting are calculated as one grant and the resulting fair value is recognized on a straight-line basis over the vesting period.

• Forfeitures of awards are recognized as they occur.

No change resulted in the figures because of this difference.

(D)Provision for environmental rehabilitation

An obligation exists to restore certain sites for the effect of the Group's operations. Under IFRS, a liability can arise as a result of a constructive and/or legal obligation. However Canadian GAAP only requires a liability to be raised if there is a legal obligation. IFRS requires provisions to be discounted if the effect is material. Unlike IFRS, Canadian GAAP does not require discounting if the amount is fixed or reliably determinable.

IFRS

• The provision for environmental rehabilitation must be adjusted for changes in the discount rate.

Canadian GAAP

• The provision for environmental rehabilitation is not adjusted for changes in the discount rate.

A small change in the figures resulted from this difference.

(E) Deferred tax asset/liability

IFRS

• All deferred tax assets and liabilities must be classified as non-current.

Canadian GAAP

• Deferred tax assets and liabilities can be classified as current or non-current as appropriate.

As a result of the transition to IFRS the carrying amounts of various assets and liabilities have been adjusted (see B above).  There has not been a corresponding change to the tax basis of these assets and liabilities. This will impact the deferred taxes recognized. As a result of the change in the carrying values of the Blanket assets the deferred tax liability has also increased by a large amount.

Caledonia Mining Corporation

Notes to the Condensed Consolidated Financial Statements
For the nine month period ended September 30, 2011 and 2010
Unaudited
(figures in thousands of Canadian dollars unless otherwise stated)

(F) Other comprehensive income (loss)

Other comprehensive income (loss) consists of the change in the accumulated other comprehensive income(loss) (“AOCI”). Due to other IFRS adjustments, the balances that are used to calculate the AOCI are different in accordance with IFRS than in accordance with Canadian GAAP. As a result, AOCI and other comprehensive income (loss) are different in accordance with IFRS than in accordance with Canadian GAAP.

(G) Impairment

IFRS – If indication of impairment is identified, the asset’s carrying value is compared to the asset’s discounted cash flows. If the discounted cash flows are less than the carrying value, the asset is impaired by an amount equal to the difference between the discounted cash flows and the carrying value.

Canadian GAAP - If indication of impairment is identified, the asset’s carrying value is compared to the asset’s undiscounted cash flows. If the undiscounted cash flows are less than the carrying value, the asset is impaired by an amount equal to the difference between the undiscounted cash flows and the carrying value.

The Company completed an impairment review of its assets at January 1, 2010 and concluded that the assets were not impaired in accordance with IFRS

(H) Presentation

The presentation of the cash flow statement in accordance with IFRS differs from the presentation of the cash flow statement in accordance with Canadian GAAP.

Caledonia Mining Corporation

Notes to the Condensed Consolidated Financial Statements
For the nine month period ended September 30, 2011 and 2010
Unaudited
(figures in thousands of Canadian dollars unless otherwise stated)

Reconciliation of equity at September 30, 2010
	Note	Canadian GAAP	Effect of transition to IFRS	IFRS
		$	$	$
Assets
Property, plant and equipment	B	19,087	7,485	26,572
Other investments		4	-	4
Trade and other receivables		794	(794)	-
Total non-current assets		19,885	6,691	26,576

Inventories		2,488	-	2,488
Prepayments		174	73	247
Trade and other receivables		2,088	699	2,787
Cash and cash equivalents		1,457	-	1,457
Total current assets		6,207	772	6,979
Total assets		26,092	7,463	33,555

Liabilities
Provisions	D	1,695	(12)	1,683
Deferred tax liability	E	827	3,486	4,313
Total non-current liabilities		2,522	3,474	5,996

Trade and other payables		2,127	-	2,127
Bank overdraft		1,680	-	1,680
Total current liabilities		3,807	-	3,807

Total Liabilities		6,329	3,474	9,803

Equity
Share capital		196,125	-	196,125
Capital reserve	B	-	14,170	14,170
Contributed surplus		2,305	-	2,305
Accumulated other comprehensive income (loss)	F	(483)	(6,217)	(6,700)
Deficit	B	(178,184)	(3,964)	(182,148)
Capital and reserves		19,763	3,989	23,752
Total equity and liabilities		26,092	7,463	33,555

Caledonia Mining Corporation

Notes to the Condensed Consolidated Financial Statements
For the nine month period ended September 30, 2011 and 2010
Unaudited
(figures in thousands of Canadian dollars unless otherwise stated)

Reconciliation of comprehensive income for the three month period ended September 30, 2010
	Note	Canadian GAAP	Effect of transition to IFRS	IFRS
		$	$	$

Revenue		6,331	26	6,357
Royalty		(222)	-	(222)
Production costs		(3,477)	(438)	(3,915)
Depreciation	B	(107)	(505)	(612)
Gross profit		2,525	(917)	1,608

Administrative expenses	F	(893)	9	(884)
		(893)	9	(884)

Finance income		61	-	61
Finance expense		(45)	-	(45)
Net finance income/(expense)		16	-	16
Profit before income tax		1,648	(908)	740

Income tax expense		(1)	1	-
Profit for the period		1,647	(907)	740

Other comprehensive income
Foreign currency translation differences for foreign operations		-	-	-
Revaluation of investment to fair value		-	-	-
Total comprehensive income/(loss) for the period		1,647	(907)	740

	Canadian GAAP	Effect of transition to IFRS	IFRS
	$	$	$
Earnings per share - cents	0.3	(0.2)	0.1

Caledonia Mining Corporation

Notes to the Condensed Consolidated Financial Statements
For the nine month period ended September 30, 2011 and 2010
Unaudited
(figures in thousands of Canadian dollars unless otherwise stated)

Reconciliation of comprehensive income for the nine month period ended September 30, 2010
	Note	Canadian GAAP	Effect of transition to IFRS	IFRS
		$	$	$

Revenue		14,975	(5)	14,970
Royalty		(516)	-	(516)
Production costs		(9,678)	10	(9,668)
Depreciation	B	(519)	(1,253)	(1,772)
Gross profit		4,262	(1,248)	3,014

Administrative expenses	F	(1,683)	(94)	(1,777)
		(1,683)	(94)	(1,777)

Finance income		223	-	223
Finance expense		(200)	-	(200)
Net finance income/(expense)		23	-	23
Profit before income tax		2,602	(1,342)	1,260

Income tax expense		(3)	-	(3)
Profit for the period		2,599	(1,342)	1,257

Other comprehensive income
Revaluation of investment to fair value		1	-	1
Foreign currency translation differences for foreign operations		-	-	-
Total comprehensive income/(loss) for the period		2,600	(1,342)	1,258

	Canadian GAAP	Effect of transition to IFRS	IFRS
	$	$	$
Earnings per share - cents	0.5	(0.2)	0.3

Caledonia Mining Corporation

Notes to the Condensed Consolidated Financial Statements
For the nine month period ended September 30, 2011 and 2010
Unaudited
(figures in thousands of Canadian dollars unless otherwise stated)

Directors and Management at September 30, 2011

BOARD OF DIRECTORS	OFFICERS
C. R. Jonsson (2) (3) (4) (5) - Chairman	C. R. Jonsson - Chairman
Principal of Tupper Jonsson& Yeadon	Corporate Secretary
Barristers & Solicitors	Principal of Tupper Jonsson& Yeadon
Vancouver, British Columbia,	Barristers & Solicitors
Canada	Vancouver, British Columbia,
Canada

S. E. Hayden(3) (4) (5)	S. E. Hayden
President and Chief Executive Officer	President and Chief Executive Officer
Johannesburg, South Africa	Johannesburg, South Africa

J. Johnstone (1)	S. R. Curtis
Retired Mining Engineer	Vice-President Finance and Chief Financial officer
Gibsons, British Columbia, Canada	Johannesburg, South Africa

F C. Harvey (1)	Dr. T. Pearton
Retired Executive	Vice-President Exploration
Oakville, Ontario, Canada	Johannesburg, South Africa

R. W. Babensee (1) (2)	J.M. Learmonth
Chartered Accountant - Retired	Vice-President Business Development
Toronto, Ontario, Canada	Johannesburg, South Africa

S. R. Curtis (5)
Vice-President Finance and Chief Financial officer
Johannesburg, South Africa

BOARD COMMITTEES
(1) Audit Committee
(2) Compensation Committee
(3) Corporate Governance Committee
(4) Nominating Committee
(5) Disclosure Committee

Caledonia Mining Corporation

Notes to the Condensed Consolidated Financial Statements
For the nine month period ended September 30, 2011 and 2010
Unaudited
(figures in thousands of Canadian dollars unless otherwise stated)

CORPORATE DIRECTORY	SOLICITORS
CORPORATE OFFICES	Tupper, Jonsson & Yeadon
Canada - Head Office	1710-1177 West Hastings St, Vancouver,
Caledonia Mining Corporation	British Columbia V6E 2L3 Canada
Suite 1201, 67 Yonge Street
Toronto, Ontario M5E 1J8 Canada	Borden Ladner Gervais LLP
Tel:(1)(416) 369-9835 Fax:(1)(416) 369-0449	Suite 4100, Scotia Plaza
info@caledoniamining.com	40 King Street West
Toronto, Ontario M5H 3Y4 Canada
South Africa – Africa Office
Greenstone Management Services (Pty) Ltd. AUDITORS	AUDITORS
P.O. Box 834 BDO Dunwoody LLP	BDO Canada LLP
Saxonwold 2132 Chartered Accountants	Chartered Accountants
South Africa Suite 3300, 200 Bay Street	Suite 3300, 200 Bay Street
Tel: (27)(11) 447-2499 Fax: (27)(11) 447-2554	Royal Bank Plaza, South Tower
Toronto, Ontario M5J 2J8 Canada
Zambia
Caledonia Mining (Zambia) Limited	REGISTRAR & TRANSFER AGENT
P.O. Box 36604	Equity Transfer Services Inc.
Lusaka, Zambia Suite 400 200 University Ave	Suite 400 200 University Ave.
Toronto, Ontario M5H 4H1 Canada
Tel: (416) 361 0152 Fax: (416) 361 0470

BANKERS
Zimbabwe	Canadian Imperial Bank of Commerce
Caledonia Holdings Zimbabwe (Limited)	6266 Dixie Road
P.O. Box CY1277	Mississauga, Ontario L5T 1A7 Canada
Causeway, Harare
Zimbabwe	NOMADS AND BROKERS (AIM)
Collins Stewart Europe Limited
88 Wood Street
CAPITALIZATION at September 30, 2011 RBC Capital Markets	London EC2V 7QR
Authorised: Unlimited 71 Queen Victoria Street	Fax: +44 20 7523 8134
Shares, Warrants and Options Issued:
Common Shares: 500,549,280 Tel: +44 20 7653 4000	SHARES LISTED
Warrants: Nil	Toronto Stock Exchange Symbol “CAL”
Options: 42,540,000	NASDAQ OTCQX Symbol "CALVF"
London “AIM” Market Symbol “CMCL”
Web Site: http://www.caledoniamining.com